UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09180C106
(CUSIP Number)

Patrick Walsh

PW Partners Atlas Fund IV LP

c/o PW Partners Capital Management LLC

4300 S US-1

Jupiter, Florida 33477

(212) 504-6000

with a copy to:

Stephen Fraidin

Gregory P. Patti

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Fund IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 479,709*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 479,709 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,709*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%**
14.	Type of Reporting Person (See Instructions) PN

* Atlas Fund IV (as defined below) beneficially owns an aggregate of 514,709 Common Shares, including (i) the 200 Common Shares held in record name, (ii) 444,509 Common Shares held beneficially and (iii) as described in Item 6, 35,000 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 112,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 112,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,500*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%**
14.	Type of Reporting Person (See Instructions) PN

* Atlas Fund I (as defined below) beneficially owns an aggregate of 112,500 Common Shares, including (i) the 85,000 Common Shares held beneficially and (ii) as described in Item 6, 27,500 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Funds, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 592,209*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 592,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,209*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%**
14.	Type of Reporting Person (See Instructions) OO

* By virtue of being the general partner of each of Atlas Fund IV (as defined below) and Atlas Fund I (as defined below), Atlas Fund GP (as defined below) is deemed to beneficially own the Common Shares owned directly by Atlas Fund IV and Atlas Fund I.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 530,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 530,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,000*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%**
14.	Type of Reporting Person (See Instructions) OO

* PW Partners, LLC beneficially owns an aggregate of 530,000 Common Shares, including (i) the 330,000 Common Shares held beneficially and (ii) as described in Item 6, 200,000 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,122,209*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,122,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,209*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%**
14.	Type of Reporting Person (See Instructions) OO

* By virtue of being the investment manager of each of Atlas Fund IV (as defined below), Atlas Fund I (as defined below) and PW Partners, LLC, PW Capital Management (as defined below) may be deemed to beneficially own the Common Shares owned directly by Atlas Fund IV, Atlas Fund I and PW Partners, LLC.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons Patrick Walsh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,495**
	8.	Shared Voting Power 1,122,209*
	9.	Sole Dispositive Power 101,495**
	10.	Shared Dispositive Power 1,122,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,223,704**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%***
14.	Type of Reporting Person (See Instructions) IN

* By virtue of being the Managing Member and Chief Executive Officer of each of Atlas Fund GP (as defined below) and PW Partners, LLC, and the Managing Member of PW Capital Management (as defined below), Mr. Walsh may be deemed to beneficially own the Common Shares owned directly by Atlas Fund IV, Atlas Fund I and PW Partners, LLC.

** In addition to his beneficial ownership of the Common Shares held by Atlas Fund IV, Atlas Fund I and PW Partners, LLC, Mr. Walsh beneficially owns 101,495 Common Shares (including 65,664 Common Shares underlying call options owned by Mr. Walsh and 14,261 Common Shares in respect of RSUs granted to Mr. Walsh in connection with his prior service to the Board of the Issuer, all of which have vested).

*** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Schedule 13D”) is filed with respect to the common shares, no par value per share (the “Common Shares”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”) having its principal executive offices at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by PW Partners Atlas Fund IV LP, a limited partnership organized under the laws of Delaware (“Atlas Fund IV”), PW Partners Atlas Fund LP, a limited partnership organized under the laws of Delaware (“Atlas Fund I”), PW Partners Atlas Funds, LLC, a limited liability company organized under the laws of Delaware (“Atlas Fund GP”), PW Partners, LLC, a limited liability company organized under the laws of Delaware, PW Partners Capital Management LLC, a limited liability company organized under the laws of Delaware (“PW Capital Management”), and Patrick Walsh, a citizen of the United States of America (“Mr. Walsh”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

Atlas Fund GP is the general partner of each of Atlas Fund IV and Atlas Fund I. By virtue of this relationship, Atlas Fund GP may be deemed to beneficially own the Common Shares owned directly by Atlas Fund IV and Atlas Fund I.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund IV, Atlas Fund I and PW Partners, LLC. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Partners, LLC, and is the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund IV, Atlas Fund I and PW Partners, LLC

(b) The address of the principal office of each of Atlas Fund IV, Atlas Fund I, Atlas Fund GP, PW Partners, LLC and PW Capital Management is c/o PW Partners Capital Management LLC, 4300 S US-1, Jupiter, Florida 33477. The business address of Mr. Walsh is c/o PW Partners Capital Management LLC, 4300 S US-1, Jupiter, Florida 33477.

(c) The principal business of each of Atlas Fund IV, Atlas Fund I and PW Partners, LLC is investing in securities. The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund IV and Atlas Fund I. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund IV, Atlas Fund I and PW Partners, LLC. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Partners, LLC, and as the Managing Member of PW Capital Management.

(d) During the last five years, none of the Reporting Persons nor any person controlling any Reporting Person, nor to their knowledge, any of their respective directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any person controlling any Reporting Person, nor to their knowledge, any of their respective directors and executive officers, is or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the 1,223,704 Common Shares reported herein were purchased by the applicable Reporting Persons for a total purchase price of $29,559,917 including fees and expenses. The source of funds used by Atlas Fund IV to purchase the Common Shares is its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The source of funds used by Atlas Fund I to purchase the Common Shares is its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The source of funds used by PW Partners, LLC to purchase the Common Shares is its investment proceeds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The source of funds used by Mr. Walsh to purchase the Common Shares is his personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Common Shares over which they exercise beneficial ownership in the belief that the Common Shares are undervalued and are an attractive investment. The Reporting Persons from time to time expect to enter into discussions with directors and officers of the Issuer, other shareholders of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other shareholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may review options for enhancing shareholder value through, among other things, various strategic alternatives, including without limitation asset dispositions, or operational or management initiatives. The Reporting Persons may also seek to explore increasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Common Shares from other shareholders.

On February 20, 2024, Mr. Walsh sent a letter to the Chairman of the Board of the Issuer, which among other things, recommends that the Board take the following actions:

•	“Reduce the current cost structure by $50 million by the end of the second quarter of 2024 with a focus on G&A, Labor and Purchasing. PW Partners is ready, willing and able to lead in the execution of this cost savings plan;
•	Execute a $100 million stock buyback. Given the stock price, the quantum of share repurchases in the fourth quarter of 2023 was disappointing. The Company should be aggressively buying back its stock at these prices. [The Issuer] has the opportunity to purchase [its] assets at a material discount to their replacement value. PW Partners believes replacement cost for the [Issuer’s] assets materially exceed the current share price. PW Partners calculates the replacement cost of the [Issuer’s] assets at approximately $55 per share;
•	Reduce the Board size to seven members, all of whom are focused on shareholder value. The current Board size is excessive and has not translated into shareholder value;
•	Appoint our representatives to the Board. [The Issuer’s] shareholders deserve a Board that will act vigorously to maximize shareholder value. We believe our initiatives must be implemented immediately at this critical time in the [Issuer’s] history.”

A copy of such letter is furnished herewith as Exhibit 99.3.

On February 28, 2024, Atlas Fund IV, in accordance with the Amended and Restated Bylaws of the Issuer, adopted August 14, 2020 (the “Bylaws”), delivered to the Issuer formal notice (the “Notice”) of its decision to propose the nomination of, and to nominate (the “Nomination Proposal”), Jeffery Crivello and Patrick Walsh (each, a “Nominee” and collectively, the “Nominees”) for election to the Issuer’s board of directors (the “Board”) at the Issuer’s first annual meeting of shareholders of the Issuer to occur after February 28, 2024 (including any adjournments or postponements of such annual meeting or any special meeting that may be called in lieu of such annual meeting, the “2024 Annual Meeting”).

Since 2001, Mr. Crivello has served as President of TREW Capital Management, Inc., a consulting and investment firm where he had primary responsibility for operations. Between October 2017 and February 2023, Mr. Crivello as the Chief Executive Officer and as a director of BBQ Holdings, Inc. (Nasdaq: BBQ) (“BBQ”), an international owner, operator and franchisor of restaurants, and between November 2017 and February 2023, as the Chief Executive Officer of Famous Dave’s of America, Inc., a subsidiary of BBQ. From November 2017 to February 2023, Mr. Crivello served as the Chief Executive Officer of Famous Dave’s of America, Inc. (Nasdaq: DAVE), a restaurant chain. Between April 2020 and October 2020, Mr. Crivello served on the board of directors of Town Sports International Holdings, Inc. (Nasdaq: CLUBQ) (“Town Sports”), a diversified holding company engaged in various business and investment activities, including one of the largest owners and operators of fitness clubs in the Northeast region of the United States. From February 2015 to January 2020, Mr. Crivello served as the Chief Financial Officer of PW Partners Capital Management, LLC, a hedge fund manager with a consumer focus, where he had primary responsibility for operations and accounting. As a seasoned operator and leader, Mr. Crivello specializes in understanding and implementing complex operational improvement plans, and optimizing capital allocation strategies in the context of a company's growth initiatives.

Patrick Walsh has been the Chief Executive Officer, Managing Member and Founder of PW Partners, LLC since August 2012. PW Partners, LLC is an investment management firm focused on long-term value creation for small and mid-cap companies. Mr. Walsh’s objective is to maximize the potential value of its portfolio companies by positively influencing corporate policies through operations, strategy and capital allocation. Mr. Walsh has a strong history of creating value through enhanced strategic decision making, operational excellence, capital allocation, board involvement and deep sector expertise. Mr. Walsh served on the Board of the Issuer from June 2014 until February 2022. Mr. Walsh served on the board of directors of Town Sports from April 2015 to September 2020. Before that, Mr. Walsh served on the board of directors of Del Taco Restaurants, Inc. (Nasdaq: TACO) from June 2015 until September 2019. In 2018, Ernst & Young Global Limited awarded Mr. Walsh with an Entrepreneur of the Year award. In 2015, Mr. Walsh was named one of the 50 most powerful people in the food service industry by Nation’s Restaurant News. Mr. Walsh is an expert activist investor in the restaurant space. To date, Mr. Walsh has been recognized for his success on seven activist campaigns in the restaurant sector. Mr. Walsh has been a shareholder of the Issuer for the past ten years and has developed institutional knowledge and long-term relationships with members of the Board and management. Through Mr. Walsh’s years of investment and leading companies as a chief executive officer, board chairman, and lead director, he has developed strong operational experience and strategic skills that provide valuable industry knowledge and leadership to his portfolio investments.

Atlas Fund IV also notified the Issuer, pursuant to the Notice, of its decision to propose and to bring before the 2024 Annual Meeting an additional shareholder proposal to repeal each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the shareholders of the Issuer subsequent to August 14, 2020, which is the date of the most recent publicly available amendment to the Bylaws (the “Bylaw Proposal” and, together with the Nomination Proposal, the “Proposals” and each, individually, a “Proposal”).

The Reporting Persons reserve the right to give notice of additional nominations or business to be made or conducted at the 2024 Annual Meeting in addition to the Proposals, and to make or conduct such additional nominations or business at the 2024 Annual Meeting, in each case to the extent permitted by applicable law and the Bylaws and the Issuer’s other governing documents. In addition to the foregoing, the Reporting Persons reserve the right to further nominate, substitute or add additional persons as nominees for election to the Board, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any Nominee or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director. The Reporting Persons further reserve the right to withdraw any Nominee and/or any Proposal. The Reporting Persons currently expect to solicit proxies in favor of the Proposals.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities, shipping and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Shares or otherwise relate to the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 1,223,704 Common Shares, including 200 Common Shares held directly by Atlas Fund IV, and, as described in Item 6, call options which are exercisable for an aggregate of 313,164 Common Shares. These Common Shares (including the Common Shares underlying the above-mentioned call options) represent approximately 5.2% of the outstanding Common Shares.

Atlas Fund IV has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 479,709 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 479,709 Common Shares.

Atlas Fund I has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 112,500 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 112,500 Common Shares.

Atlas Fund GP has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 592,209 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 592,209 Common Shares.

PW Partners, LLC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 530,000 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 530,000 Common Shares.

PW Capital Management has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,122,209 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,122,209 Common Shares.

Patrick Walsh has the sole power to vote or direct the vote of 101,495 Common Shares; has the shared power to vote or direct the vote of 1,122,209 Common Shares; has the sole power to dispose or direct the disposition of 101,495 Common Shares; and has the shared power to dispose or direct the disposition of 1,122,209 Common Shares.

(c) All transactions in the Common Shares and call options effected during the past sixty days by the Reporting Persons are set forth on Exhibit 99.2 hereto and that information is incorporated by reference herein.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Common Shares covered by this Schedule 13D and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Atlas Fund IV beneficially owns 35,000 Common Shares underlying call options, having strike prices at or near the trading price on the trade date, which may be exercised by the holders thereof at any time prior to the expiration dates of such call options.

As of the date hereof, Atlas Fund I beneficially owns 27,500 Common Shares underlying call options, having strike prices at or near the trading price on the trade date, which may be exercised by the holders thereof at any time prior to the expiration dates of such call options.

As of the date hereof, PW Partners, LLC beneficially owns 200,000 Common Shares underlying call options, having strike prices at or near the trading price on the trade date, which may be exercised by the holders thereof at any time prior to the expiration dates of such call options.

As of the date hereof, Patrick Walsh beneficially owns 60,664 Common Shares underlying call options, having strike prices at or near the trading price on the trade date, which may be exercised by the holders thereof at any time prior to the expiration dates of such call options.

On March 6, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and between the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 6, 2024, among the Reporting Persons
Exhibit 99.2	Trading Data
Exhibit 99.3	Letter to the Chairman of the Board, dated February 20, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2024	PW PARTNERS ATLAS FUND IV LP

By: PW Partners Atlas Funds, LLC, its general partner

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 6, 2024	PW PARTNERS ATLAS FUND I LP

By: PW Partners Atlas Funds, LLC, its general partner

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 6, 2024	PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 6, 2024	PW PARTNERS, LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 6, 2024	PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member

Date: March 6, 2024	PATRICK WALSH

By:	/s/ Patrick Walsh
Patrick Walsh